SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at November 16, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 16, 2004

Print the name and title of the signing officer under his signature.
------

Northern Dynasty Minerals Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

DETAILED DRILLING IS CONFIRMING CONTINUITY AND EXTENT
OF GIANT PEBBLE GOLD-COPPER-MOLYBDENUM DEPOSIT

November 16, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture-NDM: AMEX-NAK) is pleased to announce initial assay results from Northern Dynasty's 2004 drilling program which has now been completed at the Pebble gold-copper-molybdenum deposit in southwest Alaska. This core drilling program was designed in collaboration with Roscoe Postle Associates Inc. to systematically upgrade a significant portion of the Pebble deposit's current inferred mineral resource to measured and indicated categories and to determine the deposit's full lateral and depth extent.

A tabulation of assay results received and compiled to date from drilling of the Pebble deposit is attached to this news release. The assay results and a location map are posted at www.northerndynasty.com. These positive results are confirming the continuity and extent of the deposit and its higher-grade areas. Numerous broad assay intervals compare favourably with the average grade of the resource estimated by Norwest Corporation in February, 2004. Deposit mineralization is persistent over a broad area measuring at least 3 kilometres east-west by 2 kilometres north-south with little internal waste. These factors and the deposit's near surface geometry provide an ideal configuration for low cost, open pit mining. An additional 102 drill holes within and adjacent to the deposit are now being processed through the data logging, assaying, and quality control/quality assurance procedure and will be reported when they are compiled and approved. It is expected that all holes drilled in 2004 will be reported before year end. Upon receipt of all final assays, a new resource estimate by an independent engineering company will be commissioned, with results expected to be reported in the first quarter of 2005. Detailed pit design work and feasibility level mine planning will then commence.

In 2004, the Pebble project made the important transition from exploration to detailed work to support mine development and permitting. A US$25 million comprehensive 2004 work program has progressed according to schedule and is nearing completion. This program is designed to collect the engineering, environmental and socioeconomic data for the 2005 completion of a Feasibility Study and Permit Applications for the construction and operation of a long life, large-scale, open pit, gold-copper-molybdenum mine. Program components include systematic diamond drilling to convert inferred mineral resources to measured and indicated categories, comprehensive project engineering and site testing, as well as thorough environmental and socio-economic planning, data collecting and studies.

In addition to the 122 holes of in-fill core drilling, Northern Dynasty's 2004 drilling program also included extensive coring for geotechnical, metallurgical, process design and exploration purposes. This drilling was directed by specialist consultants, Knight Piesold Consulting and SRK Consulting (Canada) Inc., Dr. Morris Beattie, P.Eng., Derek Barratt, P.Eng., and Mark Rebagliati, P.Eng., respectively.

2004 DRILLING PROGRAM SUMMARY

Drill Hole Purpose	Total Footage	Number of Holes
Deposit In-fill (Core)	101,539	122
Metallurgical and Process Design (Core)	21,335	26
Geotechnical (Core)	32,502	70
Exploration (Core)	13,815	9
Total	157,614	227

 Exploration holes were drilled to further delineate extensions to the Pebble deposit mineralizing system from the Resource Lands onto the surrounding Exploration Lands to the west, south and east. Further mineralization is expected to be added by this exploration drilling. Mineralization is expected to be particularly encouraging to the east of the Resource Lands, based on preliminary assay results recently received for 3 exploration holes which have not yet been processed through the quality assurance procedures.

An independent resource estimate in February 2004 by Norwest Corporation established Pebble as the largest deposit of contained gold and the second largest deposit of contained copper resources in North America, containing 26.5 million ounces of gold and 16.5 billion pounds of copper within an Inferred Mineral Resource of 2.74 billion tonnes grading 0.55% copper-equivalent (0.30 grams gold per tonne, 0.27% copper and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent). The estimate also significantly expanded the higher grade resources to 435 million tonnes of 0.49 grams gold per tonne, 0.42% copper and 0.021% molybdenum, or 0.84% copper-equivalent above a cut-off grade of 0.70% copper-equivalent. These higher-grade resources will facilitate rapid recovery of capital costs during the early years of a large scale mining operation.

The Pebble deposit is located in an area of gentle terrain and moderate climate, 86 miles from ice-free tidewater in Cook Inlet. The State of Alaska's Southwestern Transportation Plan includes a port and a road from Cook Inlet to the town of Iliamna, located some 17 miles to the southeast of the Pebble deposit. The Alaskan Department of Transportation and Public Facilities has commissioned pre-feasibility level engineering studies for the port and transportation corridor, with results expected in early 2005. Power requirements are likely to be met via a connection to the Alaska transmission grid or an Independent Power Producer's generator located near to the project area. Northern Dynasty is expecting to receive responses to a Request for Proposal for the provision of power this year.

Mark Rebagliati, P.Eng, is the Qualified Person for the Pebble Project and is supervising the quality control and quality assurance program. Logging and sampling is completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is mechanically split and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9002 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper and molybdenum assays are by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are also analyzed for 23 additional elements by four acid digestion ICP-ES. Northern Dynasty includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

Northern Dynasty hold options to acquire from Teck Cominco American Incorporated and Hunter Dickinson Group Inc. a 100% interest (subject to no underlying royalty or back-in rights) in the "Resource Lands" which host the Pebble gold-copper-molybdenum deposit and up to a 50% interest in the extensive surrounding "Exploration Lands". Together these mineral lands capture an entire world-class mineral district hosting multiple porphyry gold-copper-molybdenum deposits and gold occurrences. Porphyry deposits are known for their large size and suitability to bulk mining methods. They are the world's most important source of copper and molybdenum and also rank among the largest gold producers.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

This news release uses the term "inferred resources"'. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. There is a great amount of uncertainty about the existence, and economic and legal feasibility of "inferred resources";. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

NORTHERN DYNASTY MINERALS LTD.
PEBBLE PROJECT
TABLE OF ASSAY RESULTS

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
4136		149.4	313.9	164.6	540	0.40	0.42	0.020	0.79
4136	Incl.	234.7	301.8	67.1	220	0.59	0.48	0.020	0.97
4137		32.0	381.6	349.6	1147	0.39	0.36	0.022	0.73
4137	Incl.	166.7	310.0	143.3	470	0.54	0.52	0.028	1.02
4138		39.6	303.9	264.3	867	0.42	0.31	0.023	0.71
4138	Incl.	114.0	194.8	80.8	265	0.68	0.42	0.029	1.01
4139		25.6	154.8	129.2	424	0.51	0.42	0.014	0.83
4140		6.1	200.3	194.2	637	0.37	0.30	0.014	0.62
4140	Incl.	87.5	162.8	75.3	247	0.52	0.36	0.014	0.77
4141		28.0	44.8	16.8	55	1.96	0.03	0.001	1.28
4141		142.3	163.7	21.3	70	1.28	0.10	0.002	0.93
4141		266.1	325.8	59.7	196	0.43	0.37	0.015	0.73
4142		24.4	283.2	258.8	849	0.68	0.44	0.019	0.98
4142	Incl.	24.4	45.4	21.0	69	0.50	0.61	0.044	1.18
4142	Incl.	130.8	234.4	103.6	340	1.11	0.52	0.018	1.33
4143		24.1	54.6	30.5	100	0.32	0.31	0.015	0.60
4143		134.1	197.8	63.7	209	0.40	0.36	0.018	0.71
4143		231.7	258.8	27.1	89	0.33	0.35	0.034	0.75
4144		157.0	292.3	135.3	444	0.37	0.34	0.019	0.68
4144	Incl.	222.2	292.3	70.1	230	0.50	0.42	0.025	0.88
4145		21.0	280.1	259.1	850	0.68	0.55	0.037	1.20
4145	Incl.	85.0	249.6	164.6	540	0.88	0.69	0.050	1.54
4145	Incl.	106.4	249.6	143.3	470	0.93	0.74	0.053	1.63
4146		29.3	142.7	113.4	372	0.45	0.34	0.018	0.72
4146	Incl.	69.5	142.7	73.2	240	0.46	0.38	0.022	0.80
4147		24.1	185.6	161.5	530	0.80	0.40	0.010	0.96
4147	Incl.	60.7	161.2	100.6	330	0.99	0.42	0.011	1.11
4148		18.3	78.9	60.7	199	0.46	0.38	0.019	0.78
4148	Incl.	18.3	51.5	33.2	109	0.50	0.43	0.025	0.88
4148		179.5	213.1	33.5	110	0.36	0.38	0.010	0.66
4149		171.6	473.4	301.8	990	0.49	0.46	0.026	0.92
4149	Incl.	171.6	407.8	236.2	775	0.54	0.51	0.027	1.01
4150		39.3	60.7	21.3	70	0.54	0.32	0.008	0.71
4150		88.1	241.1	153.0	502	0.42	0.32	0.014	0.67
4151		48.5	78.9	30.5	100	0.27	0.25	0.013	0.50
4152		48.5	78.9	30.5	100	0.30	0.19	0.010	0.44
4153		72.5	261.5	189.0	620	0.30	0.27	0.013	0.54
4153	Incl.	72.5	93.9	21.3	70	0.56	0.36	0.010	0.78
4154		24.1	66.8	42.7	140	0.60	0.21	0.001	0.60
4154		208.3	289.3	80.9	266	0.33	0.39	0.015	0.68
4155		185.6	310.6	125.0	410	0.42	0.46	0.018	0.83
4157	Anomalous results, 0.22% CuEQ, abandoned due to poor drilling conditions
4158		127.7	155.1	27.4	90	0.58	0.24	0.008	0.65
4158		225.6	310.6	85.0	279	0.63	0.42	0.009	0.88
4159	Anomalous results, 0.27% CuEQ, oriented geotechnical hole, abandoned due to poor drilling conditions
4160		75.3	105.2	29.9	98	0.47	0.29	0.005	0.62
4161		48.5	85.8	37.3	123	0.52	0.33	0.010	0.72
4161		167.3	205.1	37.8	124	0.51	0.35	0.009	0.72
4162		39.3	143.0	103.6	340	0.56	0.29	0.018	0.75
4162		152.1	216.1	64.0	210	0.32	0.28	0.019	0.60
4163		22.6	212.8	190.2	624	0.42	0.30	0.011	0.63
4164		39.6	185.4	145.8	478	0.38	0.29	0.018	0.63
4164		229.3	271.0	41.7	137	0.27	0.33	0.011	0.57
4165		25.5	330.7	305.3	1002	0.48	0.32	0.015	0.71
4165	Incl.	25.5	57.9	32.5	107	0.43	0.45	0.011	0.78
4165	Incl.	266.7	330.7	64.0	210	0.75	0.30	0.014	0.85
4166		15.2	118.6	103.3	339	0.63	0.37	0.007	0.81
4167	Anomalous results, 0.28% CuEQ
4168		36.3	197.8	161.5	530	0.46	0.29	0.006	0.62
4169		27.7	228.3	200.6	658	0.48	0.32	0.014	0.70
4169	Incl.	143.0	213.1	70.1	230	0.58	0.36	0.018	0.83
4170		21.0	161.2	140.2	460	0.41	0.31	0.006	0.61
4170	Incl.	127.3	161.2	34.0	112	0.46	0.39	0.010	0.73
4171		136.9	286.2	149.4	490	0.25	0.28	0.009	0.50
4172		63.1	289.9	226.8	744	0.67	0.34	0.010	0.83
4172	Incl.	63.1	207.0	143.9	472	0.85	0.38	0.011	0.98
4173		104.9	182.3	77.4	254	0.48	0.40	0.016	0.79
4174	Abandoned, no core, redrilled as 4177
4175		145.5	214.3	68.7	226	0.23	0.29	0.023	0.56
4175		145.5	162.5	16.9	56	0.31	0.39	0.022	0.71
4175		255.4	295.1	39.6	130	0.25	0.33	0.029	0.65
4176		132.6	207.0	74.4	244	0.35	0.35	0.007	0.61
4177		83.5	134.7	51.3	168	0.48	0.29	0.011	0.66
4178	Incl.	21.3	330.1	308.8	1013	0.26	0.31	0.019	0.58
4178		48.5	124.7	76.2	250	0.38	0.38	0.020	0.73
4179		30.2	57.6	27.4	90	0.41	0.36	0.011	0.68
4180		124.7	216.1	91.4	300	0.45	0.34	0.011	0.69
4181		161.2	274.0	112.8	370	0.74	0.33	0.022	0.92
4182		24.4	307.2	282.9	928	0.39	0.41	0.031	0.83
4182	Incl.	196.6	285.9	89.3	293	0.43	0.49	0.047	1.03
4183		91.1	191.7	100.6	330	0.48	0.26	0.006	0.60
4184		30.5	216.1	185.6	609	0.28	0.31	0.027	0.64
4184	Incl.	30.5	115.5	85.0	279	0.33	0.37	0.025	0.72
4185		33.5	179.5	146.0	479	0.37	0.30	0.006	0.57
4186		28.7	151.8	123.1	404	0.40	0.51	0.035	0.96
4186	Incl.	82.0	133.2	51.2	168	0.54	0.60	0.044	1.19
4187		31.1	170.7	139.6	458	0.39	0.61	0.057	1.19
4187	Incl.	42.7	118.9	76.2	250	0.47	0.86	0.063	1.51
4188		181.5	426.4	244.9	804	0.55	0.47	0.031	1.00
4188	Incl.	216.1	368.5	152.4	500	0.65	0.57	0.032	1.16
4189		12.2	296.9	284.7	934	0.34	0.39	0.025	0.75
4189	Incl.	12.2	76.5	64.3	211	0.73	0.81	0.081	1.73
4190		12.5	96.9	84.4	277	0.55	0.42	0.023	0.90
4191		57.3	118.3	61.0	200	0.43	0.33	0.009	0.66
4192		103.3	122.6	19.3	63	0.47	0.36	0.022	0.78
4193		69.8	128.9	59.1	194	0.54	0.30	0.009	0.70
4194		18.0	320.0	302.1	991	0.30	0.31	0.017	0.59
4194	Incl.	18.0	69.8	51.8	170	0.68	0.50	0.011	0.99
4194	Incl.	277.1	320.0	43.0	141	0.36	0.36	0.027	0.74
4195		30.2	112.5	82.3	270	0.33	0.34	0.028	0.71
4196		36.3	249.6	213.4	700	0.45	0.47	0.014	0.84
4196	Incl.	66.8	249.6	182.9	600	0.48	0.49	0.015	0.88
4196	Incl.	144.8	188.7	43.9	144	0.61	0.63	0.015	1.09
4197		18.0	45.2	27.2	89	0.50	0.34	0.004	0.69
4197		79.6	228.3	148.7	488	0.27	0.31	0.011	0.55
4198		38.4	106.4	68.0	223	0.40	0.45	0.013	0.78
4198		121.0	154.2	33.2	109	0.24	0.40	0.014	0.63
4198		204.2	286.2	82.0	269	0.31	0.40	0.013	0.67
4199		25.3	37.5	12.2	40	0.47	0.39	0.003	0.70
4199		53.2	199.5	146.3	480	0.48	0.48	0.011	0.85
4199	Incl.	96.0	148.3	52.3	172	0.65	0.65	0.013	1.13
4200		23.3	264.9	241.6	793	0.31	0.34	0.012	0.60
4200	Incl.	216.1	264.9	48.8	160	0.40	0.49	0.009	0.80
4201		39.6	128.0	88.4	290	0.26	0.41	0.029	0.74
4201	Incl.	42.7	73.2	30.5	100	0.29	0.55	0.026	0.87
4202		51.8	221.9	170.1	558	0.21	0.35	0.027	0.64
4202	Incl.	51.8	81.4	29.6	97	0.21	0.53	0.031	0.84
4203		17.7	109.1	91.4	300	0.41	0.51	0.067	1.15
4203		133.5	182.3	48.8	160	0.24	0.41	0.032	0.74
4204		28.4	200.0	171.6	563	0.39	0.53	0.039	1.01
4204	Incl.	28.4	135.9	107.6	353	0.49	0.68	0.035	1.19
4205		17.7	310.3	289.6	950	0.39	0.36	0.016	0.70
4205	Incl.	44.8	78.6	33.8	111	0.45	0.48	0.012	0.83
4205	Incl.	197.2	231.0	33.8	111	0.44	0.46	0.022	0.86
4206		65.8	189.9	124.1	407	0.46	0.36	0.017	0.75
4206	Incl.	74.1	104.6	30.5	100	0.54	0.40	0.015	0.83
4206	Incl.	159.4	189.9	30.5	100	0.46	0.41	0.021	0.82
4207		33.7	395.6	362.0	1188	0.32	0.41	0.016	0.71
4207	Incl.	55.6	107.6	52.0	171	0.51	0.51	0.014	0.91
4207	Incl.	122.5	167.0	44.5	146	0.49	0.56	0.013	0.94

1 Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold and US$4.50/lb for molybdenum. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)